Richard Baumann
Partner
(212) 735-8834
rbaumann@morrisoncohen.com

May 10, 2012

Tom Kluck

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Power REIT
Registration Statement on Form S-3
Filed April 13, 2012
File No. 333-180693

Dear Mr. Kluck:

On behalf of Power REIT (the “registrant”), I write in response to your letter dated May 8, 2012 commenting on the registration statement referred to above. For each of your comments, we set forth below the heading, number and text of the comment, followed by our response in bold type.

General

1.	Please confirm that the underlying securities for the warrants and rights will comply with Instruction 2 to General Instruction I.B.6. of Form S-3.

We confirm that the underlying securities for the warrants and rights will comply with Instruction 2 to General Instruction I.B.6. of Form S-3 (which sets forth how the registrant shall compute the aggregate market value of the securities sold under the registration statement pursuant to General Instruction I.B.6, including the aggregate market value of the securities underlying the warrants and rights).

Tom Kluck

U.S. Securities and Exchange Commission

RE: Power REIT, File No. 333-180693

May 10, 2012

Documents Incorporated by Reference, page 53

2.	We note that on page 53 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. We also note that after the Form S-3 was filed, the registrant filed two 8-Ks. Please amend your registration statement to specifically incorporate by reference the latest quarterly report and any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

We have amended our registration statement to specifically incorporate by reference all current reports that have been filed after the filing of our initial registration statement through the date of this letter. We have not added a specific reference to our quarterly report for the first quarter of 2012, because we do not expect to file that report until next Tuesday, May 15, 2012, and in the meantime we expect to request, and receive, acceleration of the effective date of our registration statement. In order to avoid the need for filing an additional amendment to our registration statement if timing does not work out as we expect, or if we have to file an additional current report before our registration statement is effective, we have amended our registration statement to include language to the effect of that set forth in the answer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, addressing documents filed subsequent to the date of the initial registration statement and prior to effectiveness.

Signatures, page 58

3.	Please revise the signature page to include signatures for your principal executive officer (in his individual capacity), your principal financial officer, and your controller or principal accounting officer.

We have amended our registration statement by revising the signature page to include the requested missing signatures. Please note that we have only two officers: our CEO, who serves as our principal executive officer, and our Secretary, Treasurer and Vice President of Business Development, who performs the functions of a principal financial officer and principal accounting officer. The signatures of both these officers have been included.

By separate letter to you, we intend shortly to request the acceleration of the effective date of the registration statement. Please do not hesitate to contact me should you have any questions or concerns regarding the foregoing.

Sincerely,

/s/ Richard Baumann
Richard Baumann

cc: Power REIT